AI DOCUMENT SERVICES, INC.

Mark Cohen

25 Robert Pitt Drive

Monsey, NY 10952

845-622-1400

February 5, 2008

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

AI Document Services, Inc.

Form:

SB2 Registration Statement – Acceleration Request

File No.:

File No.: 333-143602

Dear Sirs and/or Madam:

As President of, on behalf of and pursuant to authorization and the request of the above-referenced Company, this letter serves as our request for the withdrawal of our Acceleration Request heretofore filed February 4, 2008.

Very truly yours,

AI DOCUMENT SERVICES, INC.

By:

/s/ Mark Cohen

Mark Cohen, President